Exhibit 99.1

October 31, 2012

Almaden Minerals Ltd.
Suite 1103-750 West Pender Street
Vancouver, BC  V6C 2T8

Attention:                      Morgan Poliquin

Dear Sirs:

Re:          Sunburst Exploration Inc. and Almaden Minerals Ltd.
Option Agreement – Merit Property (“Option Agreement”)
Amendment No. 7

Sunburst Exploration Inc. (the “Sunburst”) and Almaden Minerals Ltd. (“Almaden”, collectively with Sunburst, the “Parties”) are parties to the Option Agreement dated May 21, 2010, as amended by letter agreement dated May 20, 2011 (“Amendment No. 1”), and as amended by letter agreement dated July 12, 2011 (“Amendment No. 2”) and as amended by letter agreement dated September 19, 2011 (“Amendment No. 3”) and as further amended by letter agreement dated December 8, 2011 (“Amendment No. 4”) and as further amended by letter agreement dated April 27, 2012 (“Amendment No. 5”) and as further amended by letter agreement dated June 8, 2012 (“Amendment No. 6”) in respect of an option on the group of mineral claim tenures, known as the Merit Property, on the terms set out therein, located approximately 22 kilometres west of Merritt, B.C., in the Nicola Mining Division.

In consideration of the payment of $5,000, receipt of which is hereby acknowledged, and an additional $5,000 to be paid on or before fifteen (15) days from the Approval Date, the Parties have agreed to effect the following further revision to the Option Agreement in accordance with the terms of this letter agreement (“Amendment No. 7”).

Section 19.2 of the Option Agreement shall be replaced in its entirety as follows:

“19.2
Time will be of the essence in the performance  of this Agreement Notwithstanding the generality  of  the  foregoing,  Sunburst  agrees  to  proceed  expeditiously with the initial public offering  and  the listing referenced  in in Section 3.3 (b) hereof in an expeditious manner and agrees  that if such listing is not completed by June 30, 2013 then  Almaden may  by  written  notice  terminate  this  agreement  and  upon  giving  of such notice  this agreement   shall be  at  an  end  and  Sunburst   will  have  no  rights  hereunder.  The provisions  of  Section  14.1  of  this  Agreement  shall  not  apply  to any notice  given by Almaden under this Section 19.2.”

Suite 709-837 West Hastings Street,  Vancouver, B.C. V6C 3N6
Phone:  604-687-1828    Fax:  604-687-1858

Letter Agreement-Amendment 7-Almaden-Merit Ppty Optn Agmt October 16, 2012

Yours very truly,

SUNBURST EXPLORATION INC.

Per Sunburst Exploration Inc.:  Bassam Moubarak, CFO

Authorized Signatory

Accepted and agreed to on and effective as of November 2, 2012 by:

ALMADEN MINERALS LTD.

Per Almaden Minerals Ltd.:  Korm Trieu, CFO

Authorized Signatory

Suite 709-837 West Hastings Street,  Vancouver, B.C. V6C 3N6
Phone:  604-687-1828    Fax:  604-687-1858

Letter Agreement-Amendment 7-Almaden-Merit Ppty Optn Agmt October 16, 2012